_________________________________________________

Lamar M. Chambers Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859-815-4341, Fax: 859-815-5056

 February 1, 2010

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Stop 4631
Washington, DC  20549

Ashland Inc.
Form 10-K for the Year Ended September 30, 2009
File No. 1-32532

Dear Mr. Decker:

Set forth below are responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated January 27, 2010, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2009

General

Comment 1

Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response 1

1.	As requested, we will include additional disclosures or other revisions in our future filings, including interim filings, as deemed applicable, consistent with the responses outlined below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Hercules Acquisition, page M-2

Comment 2

As a result of the financing and subsequent debt incurred to complete the Hercules acquisition, Standard & Poor’s and Moody’s Investor Services downgraded your corporate credit rating.  Please discuss how your current and future liquidity may potentially be impacted by the downgrade in your credit ratings.  For example, it is unclear the extent to which the downgrade resulted or could result in reduced availability of borrowings, limited access to new capital, higher interest rates and/or more stringent debt covenant requirements and how these potential implications would affect your current and future liquidity.  Please also discuss the impact, if any, which the downgrade had on your business, results of operations and financial condition.

Response 2

2.
As requested, in future filings we will address changes in Ashland’s corporate credit rating and their potential implications, if any, on the company’s then current and future liquidity and terms of borrowing.  For example, Ashland intends to include the following statement in its first quarter Form 10-Q:

“During the December 2009 quarter, as a result of Ashland’s improved financial position, Ashland’s corporate credit rating was raised to BB by Standard & Poor’s with a stable outlook.  In addition, Moody’s Investor Services kept Ashland’s corporate credit rating at Ba2, while upgrading the outlook to stable from negative.  Both rating agencies cited Ashland’s positive cash flows since the Hercules acquisition and Ashland’s significant debt reduction as major factors in these ratings actions. Ashland’s ability to access capital markets to provide liquidity to the company has remained largely unchanged as a result of those ratings actions; however, the improved corporate credit ratings, along with improvements in the credit markets and Ashland’s financial performance, should allow Ashland to borrow on more favorable terms, including less restrictive covenants and lower interest rates.”

Operating Activities, page M-13

Comment 3

Net cash provided by operating activities was $1.0 billion for the fiscal year ended September 30, 2009 compared to $478 million for the fiscal year ended September 30, 2008.  You disclose that the increased cash generated during 2009 was primarily attributable to changes in accounts receivable, inventory and trade and other payables.  You have identified the components that resulted in the increase in your cash flows from operations.  However, you have not discussed the underlying reasons for the changes.  Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, trade and other payables.

Response 3

3.
As requested, we will expand our disclosure of the underlying reasons for changes within the Operating Activities section of our Cash Flow Statement discussion, as deemed necessary to comply with your request, within the upcoming fiscal 2010 Form 10-K filing, as well as enhance our discussion within our interim Form 10-Q filings.  Specifically, we will include the following additional disclosure in our 2010 Form 10-K filing,

“The increased cash generated during 2009 primarily reflects a cash improvement in operating assets and liabilities as compared to 2008 and 2007, primarily attributable to changes within accounts receivable, inventory and trade and other payables that were a result of Ashland’s increased focus on the timely collection of accounts receivables, increased turns of inventory and more favorable vendor payment terms as well as the severe declines in demand, which reduced sales (accounts receivable) and needed inventory levels and significantly contributed to reduced raw material and supply purchases.”

Covenants Related to Debt Agreements, page M-14

Comment 4

The non-GAAP measure you call EBITDA includes other adjustments, such as other non-recurring or noncash charges.  Please revise the title of this measure throughout the filing to convey that additional adjustments have been made.  One choice may be to call the measure Adjusted EBITDA.

Response 4

4.
We have noted your comment on our identification of using EBITDA with other adjustments in calculating our senior credit agreement EBITDA calculation.  In our previous 2009 Form 10-K disclosure on page F-15 we referred to EBITDA as defined in our senior credit agreement. Additionally we attempted to further clarify and address differences from US GAAP measures by stating “The following describes Ashland’s September 2009 calculation of the consolidated leverage ratio per the senior credit agreement as previously disclosed in a Form 8-K filed on November 21, 2008 and reconciliation of Consolidated EBITDA (as defined by the senior credit agreement, as amended) to net income.  Ashland has included certain non-U.S. GAAP information below to assist in the understanding of various financial debt covenant calculations.”  We believe our restricted use of EBITDA in this context of our senior credit agreement with our additional reconciliation to US GAAP was transparent.

However, to avoid any potential reconciling differences of this nature, in our future filings we will specifically define EBITDA and/or Adjusted EBITDA when used within Management’s Discussion and Analysis as a measure of business performance.  When disclosing financial covenant calculations, we will clarify the difference between EBITDA and our senior credit agreement calculation of EBITDA by specifically referring to this calculation as our “Covenant EBITDA”.

Contractual Obligations and Other Commitments, page M-18

Comment 5

Please revise your table of contractual cash obligations to include a separate line item for the estimated interest payments on your debt as well as the payments related to your interest rates swap agreements.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.  You may consider calculating interest expense based on the interest rate as of the most recent balance sheet date.

Response 5

5.
As requested, in future filings where the table of contractual cash obligations is required to be disclosed we will include a caption that specifically identifies the estimated interest payment of our current debt instruments, along with the related assumptions behind these estimated calculations.  Currently, the impact of interest rate hedges is immaterial to Ashland, however, the effect of interest rate swap agreements or other interest rate hedges will be included in the contractual cash obligations table should they become material in the future. In addition, upon the incurrence of significant new debt or the completion of any significant debt refinancing event, we will disclose within the next required interim or annual filing the related effects of the new debt agreement on Ashland’s scheduled long-term debt payments and the projected annual interest expense over the next five year period.

Application of Critical Accounting Policies
Tangible Assets, page M-19

Comment 6

In the interest of providing readers with better insight into management’s judgments in accounting for these assets, please consider disclosing the following in MD&A:

▪	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;
▪	Explain how you group property and equipment when testing for recoverability; and
▪	Explain how you determine when property and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment.

Response 6

6.
We have noted your request for additional insight into management’s accounting judgments in the “Critical Accounting Policies” section of the Form 10-K. In future filings we will provide enhanced disclosures of assumptions and methodologies that have changed during the year in our annual Form 10-K filing and as required within our interim disclosures.  In addition, in the 2010 Form 10-K filing, we will specifically enhance our disclosure of how we determine when property and equipment should be tested for impairment and the frequency of such testing, as well as how these assets are grouped when testing for recoverability, by including the following:

“Ashland reviews property, plant and equipment assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Ashland monitors these changes and events on at least a quarterly basis.  Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, or a current expectation that an asset or asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the property, plant and equipment assets, as well as specific appraisals in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other property, plant and equipment assets. If the future undiscounted cash flows result in a value that is less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Various factors that Ashland uses in determining the impact of these assessments include the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Because judgment is involved in determining the fair value of property, plant and equipment assets, there is risk that the carrying value of these assets may require adjustment in future periods.”

Intangible Assets, page M-19

Comment 7

You disclose on page M-20 that the estimated fair values of your Functional Ingredients and Water Technologies reporting units were close to their carrying values.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

▪	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
▪	The amount of goodwill allocated to the reporting unit;
▪	A description of the assumptions that drive the estimated fair value;
▪
A discussion of the uncertainty associated with the key assumptions.  For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

▪	A discussion of any potential events and/or changes in circumstances that could reasonably be expected to have a negative effect on the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response 7

7.
As requested, we will enhance our discussion within the Critical Accounting Policies of our upcoming 2010 Form 10-K filing to include the items you have identified.  Should a triggering event concerning a potential impairment of intangible or goodwill assets occur within one of our reporting units during an interim assessment period, we will further disclose the items you have noted in our subsequent Form 10-Q or Form 10-K filing.

Comment 8

On page M-20, you indicate that you calculated the increased value each reporting unit is expected to receive from the estimated synergy savings in determining the appropriate amount of goodwill to allocate for the Hercules acquisition.  Please disclose how you allocated this goodwill related to the Hercules acquisition.  Please specifically disclose how you calculated the increased value each reporting unit is expected to receive from the estimated synergy savings.  Refer to paragraphs FASB ASC 350-20-35-41 through 43.

Response 8

8.
In our previous 2009 Form 10-K filing we stated the following on page M-20 within the Intangible Assets discussion of the Critical Accounting Policies: “Ashland calculated the increased value each reporting unit is expected to receive from the estimated synergy savings in determining the appropriate amount of goodwill to allocate for this transaction, which totaled the following:  $97 million for Performance Materials, $85 million for Consumer Markets and $79 million for Distribution.”

As requested, in our upcoming 2010 quarterly Form 10-Q filings and 2010 Form 10-K filing we will disclose the following statement to further detail our previous disclosure and this calculation:  “Ashland calculated the increased value each reporting unit is expected to receive from the estimated synergy savings, which was then multiplied by industry valuation multiples for each specific reporting unit, in determining the appropriate amount of goodwill to allocate for this transaction.”

Income Taxes, page M-21

Comment 9

Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from estimates made by management.  Please describe the nature of the positive and negative evidence you considered in your determination that deferred tax assets were recoverable as of September 30, 2009 and how that evidence was weighted.  Refer to the SEC Release Nos. 33-8350 and 33-8040.

Response 9

9.
As requested, we will enhance our future filing within the Income Taxes section within the Application of Critical Accounting Policies to include the following discussion:

“The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and judgment by Ashland. If actual results differ from the estimates made by Ashland in establishing or maintaining valuation allowances against deferred tax assets, the resulting change in the valuation allowance would generally impact earnings or other comprehensive income depending on the nature of the respective deferred tax asset. Additionally, the positions taken with regard to tax contingencies may be subject to audit and review by tax authorities which may result in future taxes, interest and penalties.  Positive and negative evidence is considered in determining the need for a valuation allowance against deferred tax assets, which includes such evidence as historical earnings, projected future earnings, tax planning strategies, and expected timing of reversal of existing temporary differences.

In determining the recoverability of deferred tax assets we give consideration to all available positive and negative evidence including reversals of deferred tax liabilities (other than those with an indefinite reversal period), projected future taxable income, tax planning strategies, and recent financial operations.   Ashland attaches the most weight to historical earnings due to their verifiable nature. In evaluating the objective evidence that historical results provide, we consider three years of cumulative income or loss.  In addition, Ashland has reflected increases and decreases in our valuation allowance based on the overall weight of positive versus negative evidence on a jurisdiction by jurisdiction basis.”

Financial Statements

Note O – Employee Benefit Plan, page F-36

Comment 10

You disclose that the investment strategy and management practices relative to plan assets of non-U.S. plans generally are consistent with those for U.S. plans; however, it is unclear if you also use the same assumptions for your U.S. and non-U.S. plans.  Please tell us what consideration you gave to FASB ASC 715-20-50-4 in determining that you should aggregate U.S. and non-U.S. plans in your disclosures provided on page F-38.

Response 10

10.
During our annual internal control assessment related to identifying the appropriate disclosures and considerations addressed within FASB ASC 715-20-50-4 for our pension and postretirement plan disclosures, we analyzed the overall affect each non-US pension plan, separately and in the aggregate, has on our total projected benefit and accumulated postretirement benefit obligation.  During this assessment, we noted and then disclosed within our fiscal 2009 Form 10-K on page F-40 that the non-US total projected benefit obligation was 14%, and the accumulated postretirement benefit obligation balances represent 5%, of Ashland’s total pension and postretirement liabilities.  Additionally, in the Application of Critical Accounting Policies section of Management's Discussion and Analysis on page M-21, we disclosed the discount rate determined as of September 30, 2009, the compensation rate increases and long-term expected rate of return on assets for our U.S. pension and post-retirement plans and the weighted-average for U.S. and non-U.S. plans.

Ashland determines during our internal control assessment for pension and postretirement plan disclosures if certain non-US assumptions, primarily consisting of the discount rate, rate of compensation increase and expected long-term rate of return on assets, used for each plan are materially comparable to the US plan.  As an additional data point, non-US plan assumptions were generally within 175 basis points of our total US plan assumptions, and while our non-US pension assets were 17% of the total pension assets when compared to the related projected benefit obligation, the result was a net liability position of approximately 7% of Ashland’s total pension benefit obligation as of September 30, 2009.  As a result, these assumptions and the projected benefit and accumulated postretirement benefit obligation were determined by Ashland to not meet the FASB ASC 715-20-50-4 standard of significance for specific disclosure.

Ashland will continue to monitor the total projected benefit and accumulated postretirement benefit obligation and related assumptions used for the non-US plans and, in future Form 10-K filings, will provide separate disclosure as appropriate if those obligations become significant to the aggregated amounts for all plans or if the relevant underlying assumptions become significantly different than the assumptions disclosed as the average for all plans.

Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that the Staff’s Comments or changes to disclosure in response to Staff’s Comments do not foreclose the Commission from taking any action with respect to the filing; and that Ashland may not assert Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call David B. Mattingly, Senior Counsel or Michael A. Meade, Assistant Controller, at (859) 815-5368 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Very truly yours,

cc: Ernest Greene, Staff Accountant	/s/ Lamar M. Chambers Lamar M. Chambers Senior Vice President and Chief Financial Officer